Ball Corporation

9200 W. 108th Circle

Westminster, Colorado 80021

November 8, 2023

VIA EDGAR SUBMISSION AND EMAIL

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Charles Eastman and Melissa Gilmore Division of Corporation Finance Office of Manufacturing
Re:	Ball Corporation

Form 10-K for the year ended December 31, 2022

Filed February 21, 2023

File No. 1-07349

Dear Mr. Eastman and Ms. Gilmore:

On behalf of Ball Corporation (“Ball”), we are writing in response to the comments contained in the Staff’s comment letter on November 2, 2023, with respect to the above-referenced filing. We understand that the purpose of your review process is to assist us in complying with the applicable disclosure requirements and enhancing the overall disclosures in the filings we make with the Commission and, therefore, we welcome and appreciate your input.

For the convenience of the Staff’s review, the comment contained in the Staff’s comment letter are set forth below and indicated in bold, followed by Ball’s response.

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Form 10-K for the year ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of operations, page 23

1. We note your discussion of your results of operations, starting on page 23, that describe multiple factors that impacted these line items in each respective reporting period. For example, your Cost of Sales discussion describes the increase year-over-year is primarily due to higher manufacturing costs, general inflationary cost pressures and global supply chain transportation disruptions but does not quantify the component impact of each factor. In addition, we noted your Selling, General and Administrative, and Segment Results narratives include a partially offsetting driver without related quantification. In future filings, please revise to further describe material changes to a line item in both quantitative and qualitative terms for each disclosed component, including the impact of offsetting factors. Refer to Item 303(b) of Regulation S-K.

Response: We understand that Item 303(b) of Regulation S-K requires registrants to describe the underlying reasons for material changes from period-to-period in one or more line items, including offsetting amounts, on a quantitative and qualitative basis in our annual filings. We acknowledge that in our current filings we have qualitatively explained these material factors, among others. In future filings we will add additional quantification of the factors driving material changes from period-to-period for associated line items in order to better align with the requirements within Item 303(b) of Regulation S-K. We will quantify these factors, including offsetting amounts, when material, and continue to provide appropriate qualitative discussion of the remaining factors that are not material but are significant. This also aligns with our approach described in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-K, stating we will qualitatively describe factors that did not have a material impact, but that are significant to understand the results.

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As requested in the Staff’s comment letter, Ball acknowledges the following:

•	Ball is responsible for the adequacy and accuracy of the disclosure in the filing discussed herein;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Ball may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or require any additional information with respect to the above-referenced filing or this letter, please do not hesitate to contact me at (303) 460-2420.

Sincerely,

/s/ Howard Yu

Executive Vice President and Chief Financial Officer

cc: Nate C. Carey

Vice President and Controller